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                               June 10, 2024

       James O. Donnelly
       President and Chief Executive Officer
       Norwood Financial Corp
       717 Main Street
       Honesdale, PA 18431

                                                        Re: Norwood Financial
Corp
                                                            Registration
Statement on Form S-3
                                                            Filed May 22, 2024
                                                            File No. 333-279619

       Dear James O. Donnelly:

              We have conducted a limited review of your registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Form S-3 filed May 22, 2024

       Risk Factors, page 5

   1. Please provide a discussion of the material factors that make an investment in the registrant or offering
speculative or risky, and concisely explain how each risk affects the registrant or the
securities being offered. Alternatively, provide an analysis as to why you believe risk factor
disclosure is not necessary in the Form S-3 at this time. Refer to Item 3 to Form S-3 and Item
105 of Regulation S-K.
       Incorporation of Certain Documents by Reference, page 34

   2. Please include a hyperlink for any documents that are incorporated by reference in the
                                                        Registration Statement
as required by the 2015 Fixing America   s Surface Transportation
                                                        Act (the    FAST Act
) and related rule and form requirements. In this regard, we note that you do not currently
provide a hyperlink to the Form 10-K for fiscal year ended December
                                                        31, 2023.
 James O. Donnelly
Norwood Financial Corp
June 10, 2024
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact John Stickel at 202-551-3324 or Susan Block at 202-551-3210 with any other questions.



FirstName LastNameJames O. Donnelly                        Sincerely,
Comapany NameNorwood Financial Corp
                                                           Division of
Corporation Finance
June 10, 2024 Page 2                                       Office of Finance
FirstName LastName